  EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fury Gold Mining Limited (“Fury Gold”)
1630-1177 West Hastings Street
Vancouver, BC
Canada
V6E 2K3

2.	Date of Material Change

February 25, 2022.

3.	News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on February 25, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

4.	Summary of Material Change

On February 25, 2022, Fury Gold completed the sale of a 100% interest in Homestake Resource Corporation to Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to a share purchase agreement between Fury Gold and Dolly Varden dated December 6, 2021 (the "Purchase Agreement") for proceeds of $5,000,000 in cash and the issuance of 76,504,590 Common Shares of Dolly Varden (the "Transaction"). Homestake Resource Corporation is the owner of a 100% interest the Homestake Ridge gold-silver project ("Homestake Project"), located adjacent to the Dolly Varden Project in the Golden Triangle, British Columbia.

In connection with the completion of the Transaction, Tim Clark, CEO of Fury Gold, and Michael Henrichsen, SVP, Exploration of Fury Gold, joined the board of directors of Dolly Varden (the “DV Board”).

5.1	Full Description of Material Change

On February 25, 2022, Fury sold to Dolly Varden a 100% interest in Homestake Resource Corporation pursuant to the Purchase Agreement in exchange for a $5,000,000 cash payment and the issuance of 76,504,590 Common Shares of Dolly Varden (the “Dolly Varden Shares”). The Dolly Varden Shares were valued at $45 million under the Purchase Agreement although a higher value will be recorded for them on the books and financial statements of Fury Gold as the Dolly Varden Common Share price was higher on the date of completion than it was on the date of the Purchase Agreement. Homestake Resource Corporation owns a 100% interest in the Homestake Project. As a result of the Transaction, Fury now owns approximately 35.33% of the issued and outstanding common shares of Dolly Varden and 32.88% on a fully-diluted basis. The Transaction was approved by Dolly Varden's shareholders on February 22, 2022, pursuant to the requirements of the TSX Venture Exchange.

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In connection with the Transaction, Dolly Varden and Fury have also entered into an investor rights agreement (the "Investor Rights Agreement") pursuant to which Fury has the following rights, and is subject to the following obligations:

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Fury will have the right to appoint two nominees to the Dolly Varden board so long as Fury owns greater than 20% of the Dolly Varden common shares outstanding. Should Fury own less than 20% but greater than 10% of the Dolly Varden shares outstanding, Fury shall have the right to appoint one nominee to the Dolly Varden board.

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Fury will have the right to appoint one member to Dolly Varden’s technical committee for the purpose of providing non-binding advice and recommendations to the Dolly Varden board for so long as Fury is entitled to appoint one nominee to the Dolly Varden board.

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Fury will have pre-emptive rights to maintain its ownership percentage in Dolly Varden for so long as Fury owns more than 10% of the outstanding Dolly Varden common shares, subject to certain carve-outs and top-up rights.

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Fury will not sell the DV Shares during the one-year hold period following closing, and will provide to Dolly Varden the right to direct the sale of any DV Shares proposed to be sold by Fury after the expiry of the initial one-year hold period.

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Fury will for the initial two year period following closing, and subject to Fury continuing to hold at least 10% of Dolly Varden’s outstanding shares, vote its shares in accordance with Dolly Varden management’s recommendations at each meeting of the shareholders of Dolly Varden, subject to exceptions for certain excluded matters, including special resolutions, minority shareholder votes required pursuant to Multilateral Instrument 61-101 and matters that would materially and adversely impact Fury disproportionately.

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Fury will not for the initial three-year period following Closing, and subject to Fury continuing to hold at least 10% of Dolly Varden’s outstanding shares, acquire additional securities of Fury, solicit proxies separately from any Dolly Varden board approved proxy circular or otherwise seek to control management, the board or the policies of Dolly Varden, other than in connection with the exercise of its board nomination rights.

A copy of the Investor Rights Agreement has been filed on Dolly Varden’s SEDAR.com profile.

Further to the Investor Rights Agreement, Tim Clark, the Chief Executive Officer of Fury, and Michael Henrichsen, the Senior Vice President, Exploration of Fury, joined the DV Board upon closing of the Transaction.

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The Common Shares issuable to Fury will be subject to a contractual one-year hold under the Investor Rights Agreement which expires on February 25, 2023 and a statutory hold period of four months plus one day which expires on June 26, 2022.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Lynsey Sherry, Chief Financial Officer of Fury Gold at 844-601-0841.

9.	Date of Report

March 4, 2022.